UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Amendment No.Two)*


Oceaneering International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

675232102
(Cusip Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















1.  	NAME OF REPORTING PERSON
   	S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON:

    	NewSouth Capital Management, Inc.
    	Tax ID #: 62-1237220

2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                     (b)[ ]

3.	 SEC USE ONLY

4.	 CITIZENSHIP OR PLACE OF ORGANIZATION
    	 Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5.	SOLE VOTING POWER

	364,650

6.	SHARED VOTING POWER

	None

7.	SOLE DISPOSITIVE POWER

	516,250

8.	SHARED DISPOSITIVE POWER

	None

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
	PERSON

	516,250

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	2.1%

12.	TYPE OF REPORTING PERSON*

	I/A









Item 1. (a)  Name of Issuer:

		   Oceaneering International, Inc.

Item 1. (b)  Address of Issuer's Principal Executive
             Offices:

		   11911 FM 529
      	   Houston, Texas  77041

Item 2. (a)  Name of Person Filing:

             NewSouth Capital Management, Inc.

Item 2. (b)  Address of Principal Business Office:

             1100 Ridgeway Loop Rd. Suite 444
             Memphis, TN  38120

Item 2. (c) Citizenship:

            USA

Item 2. (d) Title of Class of Securities:

 			Common Stock

Item 2. (e) CUSIP Number:

			675232102

Item 3. (e) /x/ Investment Adviser registered under Section
203 of the Investment Advisers Act of 1940

Item 4.  Ownership:

(a)	Amount Beneficially Owned:
	516,250

(b)	Percent of Class:
	2.1%

(c)	Number of Shares as to which such person has:
	(i)	Sole Power to vote or to direct  the
		vote:  364,650
	(ii)	Shared Power to vote or to direct the
		vote:  None
	(iii)	Sole Power to dispose or to direct the
		disposition of: 516,250
	(iv)	Shared Power to dispose or to direct
		the disposition of: None






Of the 516,250 shares being reported, 8,840 or .04% of the outstanding shares of Common Stock of Oceaneering
International, Inc. are managed by NewSouth Capital
Management, Inc. through a Thomas Weisel Partners LLC Asset
Management Consulting Program whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth Thomas
Weisel Partners LLC retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person: N/A

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9.  Notice of Dissolution of Group:  N/A

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/11/2003 as of 12/31/2002


Signature:___________________
Name:      David M. Newman
Title:     Vice President